SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CAMERON INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

CAMERON INTERNATIONAL CORPORATION

(Name of Filing Person (Issuer))

2.50% Convertible Senior Notes due 2026

(Title of Class of Securities)

13342BAA3 and 13342BAB1

(CUSIP Numbers of Class of Securities)

William C. Lemmer, Esq.

Senior Vice President and General Counsel

Cameron International Corporation

1333 West Loop South, Suite 1700

Houston, Texas  77027

Telephone:  (713) 513-3300

(Name, address and telephone number of person authorized to receive notice and communications on behalf of filing person)

COPY TO:

Christine A. Hathaway, Esq.

Vinson & Elkins L.L.P.

2001 Ross Avenue, Suite 3700

Dallas, Texas  75201

Telephone: (214) 220-7700

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee**
$371,769,000	$43,162.39

*                             Calculated solely for purposes of determining the filing fee.  The purchase price of the 2.50% Convertible Senior Notes due 2026 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date.  As of May 16, 2011, there was $371,769,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $371,769,000.

**                      The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☒                      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43,162.39	Filing Party: Cameron International Corporation
Form or Registration No.: Schedule TO-I	Date Filed: May 17, 2011

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on May 17, 2011 by Cameron International Corporation, a Delaware corporation (“Cameron” or the “Company”).  Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of May 26, 2006 (the “Indenture”), between the Company and U.S. Bank National Association, as successor trustee to SunTrust Bank, as trustee (the “Trustee”), relating to the Company’s 2.50% Convertible Senior Notes due 2026 (the “Notes”), the Schedule TO is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company Notice to Holders of 2.50% Convertible Senior Notes due 2026, dated May 17, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).  Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Company Notice.  This Amendment is being filed on behalf of the Company.

Item 5.  Past Contacts, Transactions and Plans or Proposals

Item 5 of the Schedule TO is hereby supplemented as follows:

The second paragraph of Section 10—“Purchases of Notes by the Company and Its Affiliates; Agreement Involving the Company’s Securities” of the Company Notice is amended by adding the following to the end thereof:

“On May 17, 2011, the Company began executing trades under the Call Option Agreement and fixed the maturity date of the Call Option Agreement at August 19, 2011.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2011	Cameron International Corporation

	By	/s/ William C. Lemmer
	Name:	William C. Lemmer
	Title:	Senior Vice President and General Counsel